Exhibit 1.01 to Form SD

Facebook, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2018

This Conflict Minerals Report (“CMR”) has been prepared by Facebook, Inc. for the reporting period January 1 to December 31, 2018 to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.
Throughout this CMR, we use “Facebook,” “we,” “us” and “our” to refer to Facebook, Inc. and its subsidiaries including Facebook Technologies, LLC, a wholly owned subsidiary of Facebook. Terms in this CMR that are defined in the Final Rules shall have the meanings set forth in Section 1, Item 1.01(d) of Form SD.
To comply with the Final Rules, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) and due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of products that we contracted to manufacture to assess whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups in any of these countries.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free,” “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free,’” and therefore make no conclusion in this regard in the report presented herein. Consistent with such SEC guidance and such SEC order, because we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Product Overview
Facebook's consumer hardware products and technologies, including our virtual reality and augmented reality technologies, are part of a broader mission to give people the power to build community and bring the world closer together. The products that are in scope for this CMR (the “Products”) are:

•	The Portal and Portal+; and

•	The Oculus Rift headset, controllers, earphones and certain accessories, and the Oculus Go headset and controllers.
We outsourced the manufacturing of these Products to third-party contract manufacturers during 2018. For purposes of this CMR, “Suppliers” refers to the third-party contract manufacturers of the Products.

II.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of the Products and our RCOI, we have determined that:

•	the Products contain conflict minerals that are necessary to their production or functionality (“necessary conflict minerals”); and

•	for 2018, we know or have reason to believe that Suppliers sourced conflict minerals from one or more of the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a CMR as an exhibit thereto.

III.	Design of Due Diligence Measures
Facebook designed its due diligence with respect to the source and chain of custody of the necessary conflict minerals contained in the Products to conform with a nationally or internationally recognized due diligence framework, i.e., the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence

Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

OECD Guidance Step #1: Establish Strong Company Management Systems

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We maintain a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) our support for sourcing conflict-free materials from the Covered Countries in accordance with the OECD Guidance and the OECD Guidance’s model supply chain policy, and (ii) our expectations of suppliers in support of our compliance activities. The Conflict Minerals Policy is approved by the Audit & Risk Oversight Committee of Facebook’s Board of Directors (the “Audit & Risk Oversight Committee”) and is publicly available at https://investor.fb.com/corporate-governance/Conflict-Minerals-Policy/default.aspx.

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The implementation of our RCOI, the conducting of due diligence on the source and chain of custody of necessary conflict minerals in the Products, and the drafting of the SEC filings required by the Final Rules are managed by a cross-functional conflict minerals working group that includes representatives from our sustainability, finance, supply chain and legal departments (the “Conflict Minerals Working Group”). The Conflict Minerals Working Group presents the SEC filings required by the Final Rules, including this CMR, to the Audit & Risk Oversight Committee for review prior to filing.

•	We maintain records of material conflict minerals-related documentation electronically for a period of five (5) years from the date of creation.

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Suppliers are provided with a copy of the Conflict Minerals Policy, and agree to a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) that (i) requires compliance with applicable conflict minerals legislation and the Code of Conduct of the Responsible Business Alliance (the “RBA Code of Conduct”) (formerly the Electronics Industry Citizenship Coalition or “EICC”), (ii) requires submission of information through the Conflict Minerals Reporting Template (the “CMRT”), which is published by the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative or “CFSI”), and (iii) requires cooperation with Facebook to enable us to meet our obligations under the Final Rules.

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Interested parties can report concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area, or conduct, actions, policies or practices that violate either the Conflict Minerals Policy or the RBA Code of Conduct, in a manner consistent with our Whistleblower and Complaint Policy. Any such reported concerns are to be reviewed by the responsible individuals within the Conflict Minerals Working Group, as appropriate, and escalated, if necessary, consistent with the Whistleblower and Complaint Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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We require that suppliers provide certain conflict minerals sourcing information by completing the relevant portions of the CMRT. The CMRT is designed to provide us with sufficient information regarding the suppliers’ practices with respect to the sourcing of conflict minerals to enable us to comply with our requirements under the Final Rules.

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Responsible individuals within the Conflict Minerals Working Group manage the collection of information reported on the CMRT by suppliers, coordinate follow-up communications with them as needed, and evaluate information collected as well as additional information that may be available from other sources for potential red flags and other risks.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If a supplier reports that it sources conflict minerals from a smelter or refiner that is not yet active or conformant we will request that the supplier encourage any reported smelters and refiners that are not yet active or conformant to agree to participate in the Responsible Minerals Assurance Process (“RMAP”).

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, we determine that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, we will design and implement a strategy to engage with that supplier.

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Components of the engagement strategy could range from actively reviewing and discussing the Conflict Minerals Policy with the supplier and providing awareness training on responsible supply chain sourcing, to enforcing the

Conflict Minerals Contractual Provision, to requiring the supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement from the supplier.

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Potential red flags or other identified risks, and actions taken in response to an identified risk, are to be reported to the Conflict Minerals Working Group and, if deemed appropriate, subsequently reported to the Audit & Risk Oversight Committee.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

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We support the programs and initiatives of RMI (member ID FCEB) and other third-party organizations to conduct audits of smelters and refiners. Given that we do not have a direct relationship with the smelters and refiners that process the necessary conflict minerals that are present in the Products, we rely on RMI and other third-party organizations to conduct audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

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We report on supply chain due diligence through our annual Form SD and CMR filings pursuant to the Final Rules. Our filings are available on our website at https://investor.fb.com under “Additional Links.”

IV.	Due Diligence Measures Performed by Facebook
With respect to the 2018 calendar year reporting period, Facebook performed the following due diligence measures:

•	Collected information through the CMRT from Suppliers on the smelters and refiners of conflict minerals that were reported to be in the supply chain during 2018;

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Compared the reported smelters and refiners to the list of smelters and refiners found by RMI to be conformant (or actively pursuing conformity) with the RMAP standards or a cross-recognized certification program;

•	Reviewed available information from certain additional resources on the sourcing and due diligence practices of the reported smelters and refiners;

•	Reported the Conflict Minerals Working Group’s findings and conclusions on due diligence to the Audit & Risk Oversight Committee;

•	Supported the RMI’s programs and initiatives, such as the RMAP, and attended RMI working group meetings and the RMI annual conference.

V.	Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
Facebook’s efforts to determine the mine or location of origin with the greatest possible specificity consisted of the due diligence measures described in this CMR. We do not have a direct relationship with any of the reported smelters and refiners and relied upon third-party organizations such as RMI to review upstream information including the mine or location of origin of necessary conflict minerals.
Specific efforts with respect to the 2018 calendar year reporting period included:

•	Collecting information through the CMRT from Suppliers on the smelters and refiners of conflict minerals that such Suppliers reported to be in the supply chain during 2018;

•	Reviewing information on reported smelters and refiners as available through our membership in RMI and from other third-party organizations.

VI.	Smelters and Refiners Identified
Based on our comparison of the smelters and refiners that Suppliers reported to us against RMI's Smelter Database, we identified 252 smelters and refiners that provide necessary conflict minerals.
Countries of Origin. We reasonably believe that of these 252 smelters and refiners, 127 smelters and refiners either did not source conflict minerals that originated from a Covered Country or sourced exclusively from recycled or scrap sources. The remaining 125 smelters and refiners either did source or may have sourced conflict minerals that originated from a Covered Country.

Attached as Addendum A to this CMR is a list that we believe may include countries of origin for the necessary conflict minerals in our supply chain, which we identified by comparing data that Suppliers reported to us against information available to us through our membership in RMI and from other third-party organizations. This list may not be exhaustive because, for example, some assessment programs do not disclose complete country of origin information for all participating smelters and refiners. Therefore, Facebook does not have sufficient information to conclusively determine all of the countries of origin of necessary conflict minerals in the Products.
Smelters and Refiners. Of the 252 smelters and refiners reported by Suppliers, 247 are conformant with the RMAP's assessment protocols or certified or accredited by a cross-recognized certification program such as the Responsible Jewellery Council's Chain-of-Custody Certification program or the London Bullion Market Association’s Responsible Gold Guidance Programme. Four smelters and refiners are listed as active in one of these programs, meaning that they have committed to undergo or are in the process of undergoing an assessment. Only one smelter is not currently active or conformant, but we reasonably believe that this smelter did not source conflict minerals that originated from a Covered Country.
Smelter and refiner information regarding conformance with or participation in the RMAP’s assessment protocols is based on information available to Facebook as of March 27, 2019.
Although we are not aware that any of the Products contain conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries, due to our downstream position in the supply chain and our reliance on third-party organizations to assess upstream information, we cannot make such a determination.
FORWARD-LOOKING STATEMENTS
Certain statements herein are forward-looking in nature and are based on Facebook management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Facebook’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third-party materials or references to websites are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Based on information available from RMI and other third-party organizations as of April 1, 2019, we believe that the countries of origin of the necessary conflict minerals in our supply chain may include, but may not be limited to, the following: Afghanistan, Albania, Australia, Austria, Benin, Bolivia (Plurinational State of), Brazil, Burundi, Chile, China, Colombia, Congo (Democratic Republic of the), Ecuador, Eritrea, Ethiopia, Germany, Ghana, Guinea, Guyana, India, Indonesia, Laos, Madagascar, Malaysia, Mali, Mauritania, Mongolia, Mozambique, Myanmar, Nicaragua, Niger, Nigeria, Peru, Portugal, Russian Federation, Rwanda, Sierra Leone, South Africa, Swaziland, Taiwan, Tanzania, Thailand, Togo, Uganda, United Arab Emirates, United Kingdom of Great Britain and Northern Ireland, United States of America, Venezuela, and Vietnam.